Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Metalla Royalty & Streaming Ltd. (the “Company”)
Suite 501 – 543 Granville Street
Vancouver, BC
V6C 1X8

Item 2.	Date of Material Change

October 2, 2017

Item 3.	News Release

A press release dated October 6, 2017 was issued to the British Columbia, Alberta, and Ontario Securities Commissions, disseminated through the facilities of GlobeNewswire and filed on Sedar and the CSE.

Item 4.	Summary of Material Change

The Company announced that Lawrence Roulston, who has served on the Company's Board of Directors since March 2017, has been appointed Non-Executive Chairman of the Board effective immediately. Tim Gallagher, tendered his resignation as Non-Executive Chairman as part of the planned transition prior to the Company’s Annual General Meeting.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on October 6, 2017 attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Brett Heath, President & CEO
Phone: 604-696-0741
Email: brett@metallaroyalty.com

Item 9.	Date of Report:	October 6, 2017

METALLA APPOINTS NEW CHAIRMAN

FOR IMMEDIATE RELEASE	CSE: MTA
OTCQB: MTAFF
October 6, 2017	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:MTAFF) (FRANKFURT:X9CP) is pleased to announce that Lawrence Roulston, who has served on the Company's Board of Directors since March 2017, has been appointed Non-Executive Chairman of the Board effective immediately. Tim Gallagher, tendered his resignation as part of the planned transition prior to the Company’s Annual General Meeting. The Company wishes Mr. Gallagher the best in his future endeavors.

“Lawrence’s extensive knowledge of the resources industry, finance, and listed company governance makes him exceptionally well qualified to lead the Metalla Board in helping to deliver long-term, sustainable returns for the Company's shareholders,” commented Brett Heath, President and CEO.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

INVESTOR RELATIONS

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989